UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Clarus Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

18270P109
(CUSIP Number)

July 2, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	18270P109

1.	NAME OF REPORTING PERSONS

Greenhouse Funds LLLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,672,371

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,337,805

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,337,805

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No	18270P109

1.	NAME OF REPORTING PERSONS

Greenhouse GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,672,371

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,337,805

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,337,805

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO

CUSIP No	18270P109

1.	NAME OF REPORTING PERSONS

Greenhouse Fund GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,920,961

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,920,961

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,920,961

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO

CUSIP No	18270P109

1.	NAME OF REPORTING PERSONS

Greenhouse Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,997,839

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,997,839

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,997,839

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	18270P109

1.	NAME OF REPORTING PERSONS

Greenhouse Long Only Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,923,122

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,923,122

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,923,122

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	18270P109

1.	NAME OF REPORTING PERSONS

Joseph Milano

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,672,371

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,337,805

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,337,805

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, IN

CUSIP No	18270P109

Item 1.	(a).	Name of Issuer:

Clarus Corporation

(b).	Address of Issuer's Principal Executive Offices:

2084 East 3900 South Salt Lake City, Utah 84124

Item 2.	(a).	Name of Person Filing:

Greenhouse Funds LLLP (“Greenhouse”), Greenhouse GP LLC (“Greenhouse GP”), Greenhouse Fund GP LLC (“Greenhouse Fund GP”), Greenhouse Master Fund LP (“Greenhouse Master Fund”), Greenhouse Long Only Master Fund LP (“Greenhouse Long Only Master Fund”) and Mr. Joseph Milano

(b).	Address of Principal Business Office, or if None, Residence:
Greenhouse, Greenhouse GP, Greenhouse Fund GP and Mr. Milano:

605 S. Eden St.

Suite 250

Baltimore, MD 21231

Greenhouse Master Fund and Greenhouse Long Only Master Fund:

c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

(c).	Citizenship:

Greenhouse is a limited liability limited partnership organized under the laws of the State of Delaware. Greenhouse GP is a limited liability company organized under the laws of the State of Delaware. Greenhouse Fund GP is a limited liability company organized under the laws of the State of Delaware. Greenhouse Master Fund is an exempted limited partnership established under the laws of the Cayman Islands. Greenhouse Long Only Master Fund is an exempted limited partnership established under the laws of the Cayman Islands. Mr. Milano is the principal of Greenhouse and Greenhouse GP and is a United States citizen.

(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

	(e).	CUSIP Number:

18270P109
Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Each of Greenhouse, Greenhouse GP and Mr. Milano were each the beneficial owner of the 5,337,805 shares of Common Stock held by Greenhouse through the accounts of certain private funds and managed accounts advised by Greenhouse, including Greenhouse Master Fund and Greenhouse Long Only Master Fund. Greenhouse Fund GP was the beneficial owner of 3,920,961 shares of Common Stock in its capacity as general partner of certain private funds advised by Greenhouse, including: (i) Greenhouse Master Fund, which was the beneficial owner of 1,997,839 shares of Common Stock and (ii) Greenhouse Long Only Master Fund, which was the beneficial owner of 1,923,122 shares of Common Stock.

(b)	Percent of class:

Each of Greenhouse, Greenhouse GP and Mr. Milano were each the beneficial owner of 13.9% of the shares of Common Stock of which (i) Greenhouse Fund GP was the beneficial owner of 10.2%, (ii) Greenhouse Master Fund was the beneficial owner of 5.2% and (iii) Greenhouse Long Only Master Fund was the beneficial owner of 5.0%, respectively, of the shares of Common Stock, each based on 38,298,162 shares of Common Stock outstanding as of April 25, 2024, as reported in the Issuer’s Form 10-Q as of March 31, 2024 filed with the Securities and Exchange Commission on May 2, 2024.

(c)	Number of shares as to which Greenhouse Funds LLLP has :

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	4,672,371	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	5,337,805	.

Number of shares as to which Greenhouse GP LLC has :

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	4,672,371	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	5,337,805	.

Number of shares as to which Greenhouse Fund GP LLC has :

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	3,920,961	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	3,920,961	.

Number of shares as to which Greenhouse Master Fund LP has :

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,997,839	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,997,839	.

Number of shares as to which Greenhouse Long Only Master Fund LP has

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,923,122	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,923,122	.

Number of shares as to which Joseph Milano:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	4,672,371	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	5,337,805	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are owned by certain private funds and managed accounts advised by Greenhouse. None of the private funds or managed accounts, except Greenhouse Master Fund LP and Greenhouse Long Only Master Fund LP, individually owns more than 5% of the outstanding shares of Common Stock, par value $0.0001 per share, of the issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2024
(Date)

GREENHOUSE FUNDS LLLP* By: Greenhouse GP LLC, its general partner

By:	/s/ Joseph Milano
Name:	Joseph Milano
Title:	Authorized Person

GREENHOUSE GP LLC*

By:	/s/ Joseph Milano
Name:	Joseph Milano
Title:	Authorized Member

GREENHOUSE FUND GP LLC*

By:	/s/ Joseph Milano
Name:	Joseph Milano
Title:	Authorized Member

GREENHOUSE MASTER FUND LP* By: Greenhouse Fund GP LLC, its general partner

By:	/s/ Joseph Milano
Name:	Joseph Milano
Title:	Authorized Person

GREENHOUSE LONG ONLY MASTER FUND LP* By: Greenhouse Fund GP LLC, its general partner

By:	/s/ Joseph Milano
Name:	Joseph Milano
Title:	Authorized Person

JOSEPH MILANO*

/s/ Joseph Milano

*Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 9 to Schedule 13G dated July 8, 2024 relating to the Common Stock, par value $0.0001 per share, of Clarus Corporation, shall be filed on behalf of the undersigned.

July 8, 2024
(Date)

GREENHOUSE FUNDS LLLP By: Greenhouse GP LLC, its general partner

By:	/s/ Joseph Milano
Name:	Joseph Milano
Title:	Authorized Person

GREENHOUSE GP LLC

By:	/s/ Joseph Milano
Name:	Joseph Milano
Title:	Authorized Member

GREENHOUSE FUND GP LLC

By:	/s/ Joseph Milano
Name:	Joseph Milano
Title:	Authorized Member

GREENHOUSE MASTER FUND LP By: Greenhouse Fund GP LLC, its general partner

By:	/s/ Joseph Milano
Name:	Joseph Milano
Title:	Authorized Person

GREENHOUSE LONG ONLY MASTER FUND LP By: Greenhouse Fund GP LLC, its general partner

By:	/s/ Joseph Milano
Name:	Joseph Milano
Title:	Authorized Person

JOSEPH MILANO

/s/ Joseph Milano

Exhibit B

Each of Greenhouse GP LLC and Joseph Milano has beneficial ownership by virtue of its role as a control person of Greenhouse Funds LLLP.